Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 4Q 2022


EAGLE POINT
CREDIT COMPANY



FEBRUARY 22, 2023

IMPORTANT INFORMATION


EAGLE POINT
CREDIT COMPANY

This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2023. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS


EAGLE POINT
CREDIT COMPANY

INTRODUCTION TO EAGLE POINT CREDIT COMPANY(ECC)




EAGLE POINT
CREDIT COMPANY

INTRODUCTION TO ECC

Company and Adviser Overview


EAGLE POINT
CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $821.1 million[1]
Distributions	▪ Monthly distribution of $0.14 per share of common stock beginning in April 2022 (distribution rate of 15.6%)[2] ▪ $18.13 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Over $7.5 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCX, ECCW and ECCV based on securities outstanding as of December 31, 2022 and market prices as of January 31, 2023.
2. Based on ECC's closing market price of $10.80 per share on January 31, 2023 and amount and frequency of distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of December 31, 2022 and also reflects amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser, inclusive of capital commitments that were undrawn as of such date.

INTRODUCTION TO ECC

ECC Highlights


EAGLE POINT
CREDIT COMPANY

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 31 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments), and each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $16.8 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2022 (based on market values as of January 31, 2023).

Cumulative Common Stock Distributions


EAGLE POINT
CREDIT COMPANY

ECC currently pays a monthly distribution of $0.14 per share[1]

ECC Cumulative Distributions Per Share[2]

Year	Cumulative Distributions Per Share
2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13

■ Regular Distributions ■ Special Distributions Declared During Year

1. Based on frequency of regular distributions most recently declared by the Company.
2. As of December 31, 2022. 2022 includes a $0.50 special distribution paid on January 24, 2023 to shareholders of record as of December 23,2022. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Common Stock Total Return and Price to Book Ratio


EAGLE POINT
CREDIT COMPANY

For the period of October 7, 2014 – January 31, 2023:

- ECC generated a total return[1] of 85.25% versus 70.00% for the S&P BDC Index[2] (annualized net total return of 7.69% for ECC versus 6.58% for the S&P BDC Index)
- ECC traded at an average premium to book value of 10.6% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -6.0%

Value of $10,000 Invested


$21,000
$18,000
$15,000
$12,000
$9,000
$6,000
$3,000
$0
2014
2015
2016
2017
2018
2019
2020
2021
2022
ECC
SPBDC
$18,525
$17,000

Price to Book Ratio[3]


ECC P/B
Average ECC P/B
SPBDC P/B
Average SPBDC P/B
160%
140%
120%
100%
80%
60%
40%
2014
2015
2016
2017
2018
2019
2020
2021
2022
110.57%
118.94%
94.02%
94.03%

Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2. The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.

ECC By The Numbers


EAGLE POINT
CREDIT COMPANY

15.6%
Current Distribution Rate[1]

130
Number of Resets Refis Re-Pricings Calls[2]

$0.14
Monthly Distribution[1]

19
Average Years of CLO Experience of Senior Investment Team

96.9%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,868

127
Number of CLO Equity Securities[3]

38
Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. Based on ECC's closing market price of $10.80 per share on January 31, 2023 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through December 31, 2022.
3. As of December 31, 2022.

Securities Outstanding


EAGLE POINT
CREDIT COMPANY

Adviser and Senior Investment Team have approximately $16.8 million invested in ECC and ECCX[1]

Common Stock	
NYSE Ticker	ECC
Description	Common Stock
Market Cap[2]	$594.5mm
Price per Share[2]	$10.80
Distribution[3]	$0.14
Current Distribution Rate[3]	15.6%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$16.7mm

Preferred Stock and Unsecured Notes					
NYSE Ticker	ECCC	ECC PRD	ECCV	ECCW	ECCX
Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Principal	$54.3mm	$27.3mm	$93.3mm	$44.9mm	$32.4mm
Price per Share[2]	$22.09	$20.97	$22.06	$23.25	$24.48
Coupon	6.5%	6.75%	5.375%	6.75%	6.6875%
Yield to Maturity[2]	8.5%	8.1%	8.0%	8.0%	7.3%
Payment Frequency	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	6/30/2031	Perpetual	1/31/2029	3/31/2031	4/30/2028
Callable Date	6/16/2024	11/29/2026	1/31/2025	3/29/2024	Callable
Market Value Held by Adviser and Senior Investment Team[1]	N/A	N/A	N/A	N/A	$131.5K

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of December 31, 2022 (based on market values as of January 31, 2023).
2. Reflects securities outstanding as of December 31, 2022 and market price as of January 31, 2023. Yield is shown to the stated maturity based on market prices as of January 31, 2023. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $10.80 per share on January 31, 2023 and frequency and amount of regular distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS


EAGLE POINT
CREDIT COMPANY



Senior Investment Team


EAGLE POINT
CREDIT COMPANY



Thomas Majewski

Managing Partner

Member of Eagle Point's Board and Investment Committee

27 Years in Financial Services

21 Years in CLO Industry

Background

Mr. Majewski has spent his entire career in the credit and structured finance markets

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch



Daniel Ko

Principal and Portfolio Manager

16 Years in Financial Services

16 Years in CLO Industry

Background

Mr. Ko has direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process



Daniel Spinner, CAIA

Principal and Portfolio Manager

26 Years in Financial Services

20 Years in CLO Industry

Background

Mr. Spinner has financed and advised asset managers and funds throughout his career and is skilled at originating, analyzing and negotiating financings that work for both the lender and borrower

Focus on collateral manager evaluation / due diligence and capital markets activities

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing


EAGLE POINT
CREDIT COMPANY

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.

CLO EQUITY OVERVIEW


EAGLE POINT
CREDIT COMPANY



CLO EQUITY OVERVIEW

Why Invest in CLO Equity?


EAGLE POINT
CREDIT COMPANY

Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]

- CLO equity has historically generated strong absolute returns with a low loss rate


4 %
96%
IRRs over 15%
Positive IRRs up to 15%
CLOs with positive equity returns
CLOs with negative equity returns

CLO Equity Attributes

- Potential for strong absolute and risk-adjusted returns
- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions
- Expected protection against rising interest rates[2]
- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW



EAGLE POINT
CREDIT COMPANY

The CLO Market is Large and Important to the Loan Market

The CLO market is the largest source of capital for the U.S. senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]

Leveraged Loans Outstanding ($B)

$1,500
$1,300
$1,100
$900
$700
$500
$300
$100

8% CAGR[3]

2016	2017	2018	2019	2020	2021	2022
$887	$959	$1,150	$1,198	$1,204	$1,351	$1,416

U.S. CLOs Outstanding[2]



CLOs Outstanding ($B)
CLO Count (#)
14% CAGR3
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
CLOs Outstanding ($B)
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
CLOs Count (#)
$445
$495
$586
$673
$731
$883
$968
2016
2017
2018
2019
2020
2021
2022

Demand for Institutional Leveraged Loans[1,4]



Loan Mutual Funds 8%
Hedge, Distressed & High-Yield Funds 9%
Insurance Companies 5%
Finance Companies & Securities Firms 3%
Banks 23%
CLOs 52%

U.S. Leveraged Loans Fund Flows ($ Billions)[5]



Fund Flows ($B)
$25
$20
$15
$10
$5
$0
($5)
($10)
($15)
($20)
($25)
($20.7)
($11.1)
($9.9)
($8.5)
($7.8)
($15.6)
($6.1)
($4.2)
($0.6)
$14.0
$13.6
$5.6
$10.8
$19.6
($3.1)
($15.1)
($12.7)
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

1. Source: Pitchbook LCD. As of December 31, 2022.
2. Source: Refinitive Leveraged Loan Monthly. As of December 31, 2022.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Represents average demand for newly issued leveraged loans from 2016 through December 31, 2022.
5. Source: JP Morgan.


EAGLE POINT
CREDIT COMPANY

Positive Loan Market Track Record

From 1992 through 2022, the CSLLI generated positive total returns in 28 of the 31 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.5%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%

Source: Credit Suisse. Data as of December 31, 2022. **Past performance is not indicative of, or a guarantee of, future performance.**

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

CLO EQUITY OVERVIEW

Senior Secured Loans are the Raw Materials of CLOs



EAGLE POINT
CREDIT COMPANY

Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]



BURGER KING



asurion



DELL



Hilton
HOTELS & RESORTS



PETCO



Albertsons

Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Moody's Average Recovery Rate (1987–2020)[4]



Average Recovery Rate
90%
60%
30%
0%
72.6%
46.9%
27.9%
Senior Secured Loans
Senior Unsecured Bonds
Subordinated Debt

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody's Investor Services Default Trends – Global (January 2021). Senior Loans include first lien, second lien and unsecured term loans. In 2020, 15% of the senior loans were second lien and the remaining 85% were first lien term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

CLO EQUITY OVERVIEW


EAGLE POINT
CREDIT COMPANY

The Spread in Loan Market Remains at High End of Historical Range

Historical Leveraged Loan Spreads

Spread | Long Term Average | Ten Year Average

Long Term Average: 310 bps

Ten Year Average: 370 bps

Year	Spread (bps)
1992	247
1993	244
1994	233
1995	229
1996	254
1997	240
1998	238
1999	264
2000	284
2001	287
2002	303
2003	317
2004	286
2005	256
2006	255
2007	258
2008	270
2009	307
2010	352
2011	376
2012	409
2013	386
2014	386
2015	387
2016	391
2017	357
2018	348
2019	359
2020	358
2021	361
2022	369

Y-axis: 150 bps, 200 bps, 250 bps, 300 bps, 350 bps, 400 bps, 450 bps

Past performance is not indicative of, or a guarantee of, future performance. Please see important disclosures on page 1.
Source: Credit Suisse. Data as of December 31, 2022. The average calculation is based on Credit Suisse Leveraged Loan Index year-end values from 1992 to 2021.
The Credit Suisse Leveraged Loan Index tracks the investable universe of the US-denominated leveraged loan market. You cannot invest directly in an index.

Loan Market Repayment Rate


EAGLE POINT
CREDIT COMPANY

Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Year	Annual Repayment Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
2020	18.3%
2021	30.0%
2022	13.6%

Average: 31.8%

23.6% Cumulative Repayments (2008–2009)

Source: Pitchbook LCD. Data as of December 31, 2022.

CLO EQUITY OVERVIEW

CLOs are Securitizations of a Portfolio of Senior Secured Loans


EAGLE POINT
CREDIT COMPANY

ECC invests primarily in the equity and subordinated debt tranches

Assets	Liabilities + Equity
Portfolio of primarily senior secured loans Rated B on average Typically 5-7 year maturity	**Senior Debt** **Typically AAA rated**
	Subordinated Debt Various tranches typically rated from AA to B
	Equity Tranche Not rated

Primarily Floating Rate Collateral (Assets)

Primarily Floating Rate CLO Debt (Senior Debt and Subordinated Debt)

Key CLO Structural Features

1. Actively managed portfolio
2. Match funded (i.e., limited refinancing risk)[1]
3. No mark to market triggers (i.e., no margin calls or forced sales)
4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.

ECC SUPPLEMENTAL INFORMATION


EAGLE POINT
CREDIT COMPANY



ECC SUPPLEMENTAL INFORMATION[1]


EAGLE POINT
CREDIT COMPANY

Income Statement and Balance Sheet Highlights

	Q4 2022	Q3 2022 (Unaudited)	Q2 2022 (Unaudited)	Q1 2022 (Unaudited)	Q4 2021
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.40	$0.40	$0.41	$0.39	$0.43
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.07)	0.07	0.02	0.01	0.01
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.33	$0.47	$0.43	$0.40	$0.44
Non-Recurring Losses and Expenses[2,3]	($0.04)	$0.00	$0.00	($0.10)	($0.07)
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.29	$0.47	$0.43	$0.30	$0.37
Total Portfolio Cash Distributions Received[2,4,5]	$0.70	$0.95	$1.36	$1.23	$1.34
Less Cash Received on CLOs called[2]	0.05	0.06	0.24	0.20	0.02
Recurring Portfolio Cash Distributions Received[2,6]	$0.65	$0.89	$1.12	$1.03	$1.32
Common Share Distributions Paid[6]	($0.42)	($0.42)	($0.42)	($0.36)	($0.36)
Total Company Expenses[2,7]	(0.27)	(0.26)	(0.27)	(0.35)	(0.37)
Total Common Share Distributions and Expenses	($0.69)	($0.68)	($0.69)	($0.71)	($0.73)
Special Common Share Distributions Declared[8]	($0.75)	$0.00	$0.00	$0.00	($0.50)
Common Share Market Price (period end)	$10.12	$11.00	$11.78	$13.15	$14.00
Net Asset Value (period end)	$9.07	$10.23	$10.08	$12.64	$13.39
$ Premium / (Discount)	$1.05	$0.77	$1.70	$0.51	$0.61
% Premium / (Discount)	11.6%	7.5%	16.9%	4.0%	4.6%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$551.12	$594.25	$566.36	$625.82	$632.67
CLO Debt	55.35	53.04	47.83	59.19	44.16
Loan Accumulation Facilities	25.83	22.47	30.49	46.45	47.45
Other Non CLO Assets	34.87	10.77	5.13	6.55	6.44
Cash	56.83	24.14	14.00	9.72	13.92
Receivables and Other Assets	36.16	32.50	27.84	46.03	23.40
Liabilities					
Notes (Net of Deferred Issuance Costs)	(150.77)	(153.52)	(160.76)	(168.04)	(140.69)
Preferred Stock (Net of Deferred Issuance Costs)	(44.58)	(47.37)	(51.18)	(53.42)	(73.14)
Payables and Other Liabilities	(39.40)	(18.75)	(13.37)	(24.43)	(28.02)
Temporary Equity					
Preferred Stock (Net of Deferred Issuance Costs)	(26.14)	(26.14)	(26.14)	(26.10)	(23.89)
Net Assets	$499.27	$491.39	$440.20	$521.77	$502.30
Weighted Avg of Common Shares for the period	50,945,338	45,928,991	42,961,314	39,722,490	36,149,795
Common Shares Outstanding at end of period	55,045,981	48,025,043	43,682,137	41,264,104	37,526,810

1. Certain of the information contained herein is unaudited. The information shown is derived from the Company's 2022 Annual Report, 2022 Semiannual Report, 2021 Annual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q4 2022 results include non-recurring excise taxes. Q1 2022 results include non-recurring upfront expenses associated with the offering of 5.375% Unsecured Notes due 2029 and non-recurring realized loss associated with accelerated amortization of upfront costs related to full redemption of remaining 7.75% Series B Term Preferred Stock and 6.75% Unsecured Notes due 2027. Q4 2021 results include non-recurring excise taxes and non-recurring realized loss associated with accelerated amortization of upfront costs related to the partial redemption of the 7.75% Series B Term Preferred Stock.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.00, $0.00, $0.00, $0.02, and $0.02 per share for the periods of Q4 2022, Q3 2022, Q2 2022, Q1 2022 and Q4 2021, respectively.
6. See note 3 and 5 on page 23.
7. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.
8. Q4 2022 special distributions relates to the distribution of excess taxable income over the aggregate distributions paid to common shareholders during the 2022 tax year. Q4 2021 special distribution relates to the distribution of excess taxable income over the aggregate distributions paid to common shareholders during the 2021 tax year.

ECC SUPPLEMENTAL INFORMATION[1]

Distribution and Expense Coverage


EAGLE POINT
CREDIT COMPANY

ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022
Total	$1.32	$1.03	$1.12	$0.89	$0.65
Cash Received in Excess of Common Share Distributions and Total Company Expenses	$0.59	$0.32	$0.43	$0.21	($0.04)
Total Company Expenses[4]	$0.37	$0.35	$0.27	$0.26	$0.27
Common Share Regular Distributions Paid[5]	$0.36	$0.36	$0.42	$0.42	$0.42

1. Certain of the information contained herein is unaudited. The information shown is derived from the Company's 2022 Annual Report, 2022 Semiannual Report, 2021 Annual Report and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 7 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend



	Q4 2022	Q3 2022 (Unaudited)	Q2 2022 (Unaudited)	Q1 2022 (Unaudited)	Q4 2021
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$33.59	$41.50	$53.50	$47.63	$45.69
Distributions Received From Other Investments[3]	2.13	1.94	4.78	1.20	2.76
Total Portfolio Cash Distributions Received[3]	$35.72	$43.44	$58.28	$48.83	$48.45
Investment Income From CLO Equity	$28.89	$27.33	$25.53	$23.82	$24.55
Investment Income From CLO Debt	1.46	0.88	0.69	0.48	0.56
Investment Income From Loan Accumulation Facilities	1.02	1.58	2.54	2.40	1.85
Investment Income from Non CLO Assets	1.15	0.41	0.15	0.12	0.12
Total Gross Income	$32.52	$30.20	$28.91	$26.82	$27.08
Cash Flow Treated as Return of Capital	$10.65	$16.48	$29.80	$23.16	$21.42
Operational and Administrative Expense[4]	$1.02	$1.14	$0.97	$0.95	$1.06
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$30.81	$38.87	$43.05	$39.91	$45.02
Called CLO Equity Distributions[3]	2.78	2.63	10.45	7.72	0.67
Distributions Received From CLO Equity[2,3]	$33.59	$41.50	$53.50	$47.63	$45.69
Distributions Received From CLO Debt[3]	1.30	0.78	0.67	0.48	0.57
Distributions Received From Loan Accumulation Facilities[3]	0.33	1.16	4.11	0.72	2.19
Distributions Received From Non CLO Assets[3]	0.50	0.00	0.00	0.00	0.00
Total Portfolio Cash Distributions Received[3]	$35.72	$43.44	$58.28	$48.83	$48.45
Portfolio Cash Distributions Received per Common Share[2,3,5,6]	$0.70	$0.95	$1.36	$1.23	$1.34
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.29	$0.47	$0.43	$0.30	$0.37
Weighted Avg of Common Shares for the period	50,945,338	45,928,991	42,961,314	39,722,490	36,149,795
Common Shares Outstanding at end of period	55,045,981	48,025,043	43,682,137	41,264,104	37,526,810

1. Certain of the information contained herein is unaudited. The information shown is derived from the Company's 2022 Annual Report, 2022 Semiannual Report, 2021 Annual Report and interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period. Distributions received from non-CLO assets prior to Q4 2022 are considered non-meaningful and are not reflected above.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, management fees, incentive fees and excise tax, as well as non-recurring upfront expenses associated with the offering of 5.375% Unsecured Notes due 2029.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
6. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activity of $0.00, $0.00, $0.00, $0.02, and $0.02 per share for the periods of Q4, 2022, Q3 2022, Q2 2022, Q1 2022, and Q4 2021, respectively.

ECC SUPPLEMENTAL INFORMATION[1]



Portfolio Details – Q4 2022

CLO Equity Holdings (as of December 31, 2022)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2022	Cash Received During Q4 2022	Income Accrued During Q3 2022	Return of Capital in Q4 2022	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12	2020		0.0	2.8	$255	$142	$235	$0	61%	16.05%	5.78%	-0.58%	4.87%	3,365	63
Anchorage Credit Funding 13	2021		0.5	3.6	$36	$27	$30	$0	91%	12.67%	5.83%	-1.74%	4.46%	3,334	66
Ares XXXIV	2015		0.0	2.3	$371	$285	$315	$30	90%	5.16%	3.99%	1.25%	3.54%	3,027	82
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.2	3.3	$657	$623	$625	$35	100%	6.56%	6.66%	1.07%	3.56%	3,064	82
Ares XLIII	2017	RS Q2-21	0.5	3.5	$651	$604	$626	$30	96%	6.86%	6.41%	1.16%	3.56%	3,081	84
Ares XLIV	2017		0.3	3.3	$166	$150	$148	$5	101%	6.18%	6.07%	1.09%	3.55%	3,042	84
Ares XLVII	2018		0.0	0.3	$211	$253	$226	$36	112%	6.62%	3.37%	0.94%	3.55%	3,197	81
Ares LI	2019	RS Q3-21	0.5	3.5	$422	$340	$403	$11	84%	5.84%	6.32%	1.18%	3.57%	3,040	82
Ares LVIII	2020	RS Q1-22	1.0	4.0	$196	$113	$189	$0	60%	5.10%	6.25%	1.33%	3.64%	3,028	81
Bain 2021-1	2021		0.3	3.3	$297	$250	$305	$0	82%	6.90%	5.04%	1.06%	3.57%	2,879	96
Bardin Hill 2021-2	2021		0.8	3.8	$56	$45	$53	$2	85%	4.68%	5.82%	1.25%	3.79%	2,732	86
Barings 2018-1	2018		0.0	0.3	$355	$622	$371	$256	168%	6.35%	3.21%	0.95%	3.53%	2,944	92
Barings 2019-I	2019	RS Q2-21	0.3	3.3	$443	$369	$419	$13	88%	4.98%	6.07%	1.13%	3.53%	2,859	90
Barings 2019-II	2019	RS Q2-21	0.3	3.3	$514	$414	$477	$15	87%	6.58%	6.06%	1.17%	3.57%	2,889	90
Barings 2020-I	2020	RS Q3-21	0.8	3.8	$235	$157	$229	$1	69%	3.22%	6.04%	1.15%	3.49%	2,650	76
Barings 2020-I	2021		0.5	3.5	$365	$257	$76	$122	339%	3.81%	5.61%	0.83%	3.56%	2,885	82
Barings 2021-III	2021		1.0	4.1	$71	$52	$69	$0	76%	5.74%	5.67%	1.15%	3.64%	2,859	78
Barings 2022-I	2022		1.3	4.3	$352	$654	$378	$17	173%	6.30%	5.38%	1.12%	3.75%	2,966	74
Barings 2022-II[2]	2022		1.5	4.5	$334	$0	$188	$0	0%	3.51%	5.79%	1.80%	3.56%	2,815	N/A
Blackstone Basswood Park	2021		0.3	3.3	$137	$126	$142	$0	89%	4.22%	5.24%	1.00%	3.50%	2,959	76
Blackstone Bear Mountain Park[2]	2022		1.5	4.5	$459	$0	$165	$0	0%	2.24%	5.72%	1.80%	3.52%	2,786	63
Blackstone Bethpage Park	2021		0.8	3.8	$408	$359	$432	$13	83%	3.92%	5.18%	1.13%	3.55%	2,895	72
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$790	$101	$790	785%	5.42%	2.61%	0.99%	3.46%	2,942	79
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$18	$198	$114	$91	173%	4.89%	3.44%	0.92%	3.48%	2,950	80
Blackstone Whetstone Park	2021		1.1	4.1	$368	$267	$359	$0	74%	3.66%	4.30%	1.13%	3.47%	2,847	70
BBAM European CLO II	2021		0.5	3.5	$310	$785	$323	$304	243%	2.94%	4.74%	1.02%	3.85%	2,896	56
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$32	$302	$179	$169	169%	5.90%	0.54%	1.19%	3.45%	2,992	92
BlueMountain 2018-1	2018		0.0	0.6	$108	$120	$123	$0	98%	6.19%	1.44%	1.12%	3.57%	2,870	97
BlueMountain XXIII	2018		0.0	0.8	$154	$181	$177	$5	102%	5.50%	3.19%	1.18%	3.63%	3,020	96
BlueMountain XXIV	2019	RS Q1-21	0.3	3.3	$269	$210	$266	$0	79%	5.95%	5.59%	1.10%	3.62%	2,886	95
BlueMountain XXV	2019	RS Q2-21	0.5	3.5	$237	$209	$240	$0	87%	5.94%	5.53%	1.20%	3.62%	2,850	96
Brigade Battalion IX	2015	RS Q2-18	0.0	0.5	$275	$522	$377	$157	138%	4.83%	4.22%	1.10%	3.85%	2,836	76
Brigade Battalion XVIII	2020	RS Q4-21	0.8	3.8	$388	$317	$400	$0	79%	2.47%	6.05%	1.20%	3.82%	2,693	N/A
Brigade Battalion XIX	2021		0.3	3.3	$304	$256	$299	$12	85%	2.05%	5.87%	1.07%	3.85%	2,753	76
Brigade Battalion XXIII[2]	2022		0.5	2.5	$507	$0	$347	$0	0%	1.42%	6.06%	1.44%	3.66%	2,637	70
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.5	$83	$192	$129	$75	149%	3.47%	2.41%	1.15%	3.49%	2,774	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$37	$209	$90	$121	231%	3.60%	2.92%	1.18%	3.41%	2,894	92
Carlyle GMS 2018-1	2018		0.0	0.3	$78	$134	$99	$38	134%	3.96%	2.80%	1.02%	3.49%	2,934	96
Carlyle GMS 2018-4	2018		0.0	1.1	$145	$176	$149	$27	118%	3.57%	4.21%	1.18%	3.49%	2,890	97
Carlyle GMS 2019-4	2020	RS Q1-22	1.1	4.3	$292	$221	$285	$2	78%	2.81%	5.87%	1.33%	3.62%	2,792	94
Carlyle GMS 2021-1	2021		0.2	3.3	$419	$401	$410	$17	98%	1.97%	5.86%	1.14%	3.63%	2,741	91
Carlyle GMS 2021-4	2021		0.3	3.3	$399	$416	$387	$24	107%	1.25%	5.48%	1.13%	3.66%	2,734	87
Carlyle GMS 2021-7	2021		0.7	3.8	$373	$338	$362	$10	93%	1.34%	5.73%	1.16%	3.63%	2,750	87
Carlyle GMS 2022-1	2022		1.3	4.3	$320	$867	$314	$273	276%	2.16%	5.58%	1.24%	3.71%	2,834	81
CIFC 2013-II	2013	RS Q4-17 / RF Q2-21	0.0	0.0	$31	$293	$158	$151	185%	4.98%	4.24%	1.00%	3.47%	2,834	89
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$20	$249	$111	$147	224%	4.79%	2.97%	1.11%	3.43%	2,852	90
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.8	$60	$173	$120	$59	144%	5.26%	2.57%	1.21%	3.46%	2,880	94
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	1.0	4.0	$113	$101	$107	$0	94%	5.64%	4.55%	1.18%	3.52%	2,862	88
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$211	$28	$211	761%	5.02%	2.30%	0.87%	3.22%	2,692	80
CIFC Funding 2019-III	2019	RS Q3-21	0.8	3.8	$99	$55	$92	$0	60%	3.80%	5.58%	1.16%	3.52%	2,822	91
CIFC Funding 2019-IV	2019	RS Q3-21	0.8	3.8	$445	$363	$432	$12	84%	3.48%	5.27%	1.17%	3.48%	2,841	89
CIFC Funding 2020-I	2020	RS Q3-21	0.5	3.5	$396	$301	$381	$7	79%	1.83%	5.57%	1.16%	3.52%	2,828	88
CIFC Funding 2020-IV	2021		0.0	3.0	$286	$225	$279	$11	81%	1.07%	5.83%	1.32%	3.57%	2,853	86
CIFC Funding 2021-III	2021		0.4	3.5	$499	$440	$484	$18	91%	1.63%	5.17%	1.14%	3.60%	2,839	79
CIFC Funding 2021-VI	2021		0.8	3.8	$455	$403	$444	$15	91%	1.22%	5.49%	1.14%	3.62%	2,868	75
CIFC Funding 2022-I	2022		1.2	4.3	$498	$510	$490	$14	104%	1.80%	5.57%	1.32%	3.63%	2,854	69
CIFC Funding 2022-VI[2]	2022		1.7	4.5	$394	$0	$72	$0	0%	1.00%	5.56%	2.25%	3.61%	2,886	64
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	1.8	$213	$206	$197	$13	104%	6.50%	4.64%	1.10%	3.78%	2,915	76
CSAM Madison Park XXXIV	2016		0.0	2.0	$169	$145	$147	$4	99%	6.59%	4.28%	1.27%	3.74%	3,003	75
CSAM Madison Park XXII	2019	RS Q1-20	0.0	1.3	$292	$248	$3	$168	8145%	6.50%	4.80%	1.12%	3.78%	2,946	74
CSAM Madison Park XL	2013	RS Q2-17 / RF Q1-21	0.0	0.0	$197	$500	$185	$296	270%	7.96%	3.78%	0.99%	3.61%	2,950	78
CSAM Madison Park XLIV	2018	RF Q4-20	0.0	1.1	$231	$232	$212	$21	109%	6.57%	4.83%	1.19%	3.73%	2,939	78
CSAM Madison Park XLVII	2020		0.1	3.1	$73	$56	$67	$0	85%	3.87%	5.83%	1.37%	3.78%	2,928	68
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$0	$569	$0	$594	NM	23.11%	0.38%	1.22%	3.97%	3,564	48
Eaton Vance 2015-1	2015		0.0	0.1	$62	$183	$116	$73	157%	6.90%	2.36%	1.09%	3.50%	2,923	84

1. The portfolio level data contained herein is derived from the Company's 2022 Annual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of December 31, 2022, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q4 2022 (Cont.)



CLO Equity Holdings (as of December 31, 2022)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q4 2022	Cash Received During Q4 2022	Income Accrued During Q3 2022	Return of Capital in Q4 2022	Q4 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Eaton Vance 2020-2	2020		1.0	4.0	$397	$331	$43	$223	771%	3.37%	5.25%	1.15%	3.55%	2,787	78
First Eagle Lake Shore MM I	2019	RS Q2-21	0.3	2.3	$625	$414	$575	$4	72%	17.94%	5.14%	1.72%	5.18%	3,647	50
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$14	$288	$76	$222	377%	6.18%	1.89%	1.00%	3.58%	2,846	78
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.5	$6	$172	$33	$143	525%	6.18%	0.91%	1.05%	3.62%	2,794	82
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.8	$45	$198	$109	$101	182%	3.67%	2.51%	0.87%	3.63%	2,776	76
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.3	3.3	$467	$316	$449	$1	70%	6.27%	5.96%	1.06%	3.57%	2,845	87
First Eagle Wind River 2017-3	2017	RS Q2-21	0.3	3.3	$610	$534	$605	$2	88%	5.42%	6.06%	1.15%	3.57%	2,777	85
First Eagle Wind River 2018-1	2018		0.0	0.5	$377	$437	$431	$20	101%	6.04%	3.94%	1.07%	3.61%	2,836	82
First Eagle Wind River 2019-2	2019	RS Q1-22	1.0	4.0	$521	$284	$511	$20	56%	3.00%	5.52%	1.35%	3.64%	2,724	80
First Eagle Wind River 2022-2[2]	2022		1.5	4.6	$525	$0	$376	$0	0%	3.90%	6.46%	1.59%	3.83%	2,762	66
Generate 9	2021		0.8	3.8	$194	$199	$181	$16	110%	3.34%	5.62%	1.20%	3.60%	2,790	84
Greywolf IV	2019		0.2	3.3	$199	$106	$181	$0	58%	8.34%	4.21%	1.49%	3.52%	2,945	76
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.5	$0	$0	$0	$0	NM	4.33%	-0.05%	1.13%	3.48%	2,810	87
KKR 36	2021		0.8	3.8	$232	$227	$222	$2	102%	8.35%	5.88%	1.18%	3.74%	2,957	72
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	34.53%	-2.79%	0.92%	3.83%	4,008	44
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	50.21%	-17.11%	0.00%	4.92%	4,847	9
Marathon VIII	2015	RS Q3-18	0.0	0.8	$0	$386	$3	$386	13081%	10.18%	0.38%	1.25%	3.85%	2,899	91
Marathon X	2017		0.0	0.0	$0	$77	$0	$77	NM	10.02%	-0.31%	1.01%	3.67%	3,004	79
Marathon XI	2018		0.0	0.3	$0	$74	$2	$74	4616%	7.62%	0.74%	1.15%	3.73%	2,829	95
Marathon XII	2018	RF Q3-20	0.0	0.3	$0	$123	$2	$123	6102%	6.67%	1.21%	1.18%	3.78%	2,937	94
Muzinich 1988 CLO 1[2]	2022		1.9	4.0	$56	$0	$0	$0	NM	1.24%	5.78%	2.45%	3.44%	2,385	71
MJX Venture 41	2021		0.1	3.1	$138	$108	$127	$0	85%	4.14%	6.44%	1.03%	3.83%	2,569	98
Octagon 26	2016	RS Q2-18	0.0	0.5	$217	$404	$261	$150	155%	5.15%	3.14%	1.05%	3.64%	2,729	85
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.5	$201	$347	$220	$134	158%	5.01%	3.08%	1.09%	3.65%	2,724	85
Octagon 29	2016		0.0	2.1	$201	$240	$217	$30	111%	6.72%	4.18%	1.18%	3.66%	2,668	83
Octagon 37	2018		0.0	0.6	$25	$53	$31	$23	169%	4.70%	2.28%	1.04%	3.62%	2,637	87
Octagon 44	2019	RS Q3-21	0.7	3.8	$421	$449	$438	$10	102%	4.92%	5.11%	1.18%	3.68%	2,713	84
Octagon 46	2020	RS Q3-21	0.5	3.5	$411	$395	$413	$4	96%	4.95%	5.16%	1.16%	3.70%	2,649	84
Octagon 48	2020		0.8	3.8	$347	$340	$333	$5	102%	3.25%	5.97%	1.15%	3.57%	2,634	87
Octagon 50	2020	RS Q4-21	0.9	4.0	$331	$302	$326	$3	93%	4.19%	5.45%	1.15%	3.71%	2,618	80
Octagon 51	2021		0.4	3.6	$342	$360	$353	$6	102%	3.47%	5.74%	1.15%	3.58%	2,632	81
Octagon 55	2021		0.6	3.6	$267	$276	$278	$0	99%	2.14%	5.44%	1.15%	3.61%	2,634	79
Octagon 58[2]	2022		1.5	4.5	$818	$0	$532	$0	0%	2.09%	5.57%	1.45%	3.71%	2,698	79
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$336	$0	$336	NM	7.40%	1.80%	0.98%	3.38%	2,592	77
OCP Euro 2019-3	2019		0.0	2.6	$39	$59	$38	$21	155%	1.38%	5.08%	0.82%	3.88%	2,833	63
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$69	$0	$69	NM	7.26%	2.48%	1.00%	3.29%	2,881	57
Prudential Dryden 53	2018		0.0	0.0	$73	$228	$145	$84	157%	8.69%	4.20%	1.12%	3.46%	2,891	97
Prudential Dryden 64	2018		0.0	0.3	$258	$274	$294	$0	93%	8.81%	3.05%	0.97%	3.51%	2,918	97
Prudential Dryden 66 Euro	2018		0.2	0.5	-$4	$47	$7	$42	684%	2.92%	3.63%	0.79%	4.04%	2,957	58
Prudential Dryden 68	2019	RS Q3-21	0.5	3.5	$401	$347	$402	$9	86%	9.61%	4.88%	1.17%	3.52%	2,790	98
Prudential Dryden 78	2020		0.0	2.3	$32	$30	$31	$0	97%	8.96%	4.89%	1.18%	3.47%	2,865	95
Prudential Dryden 85	2020	RS Q3-21	0.8	3.8	$381	$335	$373	$4	90%	7.86%	5.89%	1.15%	3.53%	2,749	97
Prudential Dryden 88 Euro	2021		0.0	3.1	$14	$20	$14	$4	140%	7.20%	4.19%	0.85%	4.05%	2,991	54
Prudential Dryden 94[2]	2022		1.4	4.5	$564	$0	$476	$0	0%	6.19%	6.81%	1.44%	3.61%	2,730	98
Regatta VII	2016		0.5	3.5	$111	$76	$107	$1	71%	5.77%	3.63%	1.16%	3.51%	2,776	88
Regatta XX	2021		0.7	3.8	$341	$275	$340	$13	81%	3.44%	5.27%	1.16%	3.52%	2,715	86
Regatta XXI	2021		0.8	3.8	$287	$237	$283	$0	84%	3.52%	5.34%	1.18%	3.52%	2,692	86
Rockford Tower 2019-1	2019		0.2	3.2	$347	$306	$269	$38	114%	6.21%	5.49%	1.12%	3.61%	2,733	86
Rockford Tower 2021-3	2021		0.8	3.8	$858	$754	$884	$0	85%	4.45%	4.83%	1.20%	3.70%	2,808	84
Steele Creek 2018-1	2018		0.0	0.3	$151	$356	$197	$156	180%	8.37%	2.41%	1.01%	3.63%	2,738	80
Steele Creek 2019-1	2019	RF Q3-21	0.0	1.3	$204	$230	$212	$32	109%	7.72%	4.22%	1.19%	3.63%	2,619	79
Zais 3	2015	RS Q2-18	0.0	0.5	$167	$390	$135	$244	288%	9.74%	2.88%	1.21%	3.98%	2,966	80
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	16.86%	2.19%	1.25%	3.92%	3,433	48
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$195	$0	$195	NM	13.53%	0.42%	1.18%	3.78%	2,962	67
Zais 7	2017		0.0	0.0	$0	$302	$0	$302	NM	10.60%	1.11%	1.29%	3.83%	2,907	79
Zais 8	2018		0.0	0.0	$0	$17	$0	$17	NM	16.19%	0.49%	0.95%	3.81%	3,181	59
Zais 9	2018	RP Q3-20	0.0	0.6	$44	$67	$34	$37	199%	8.97%	2.10%	1.20%	3.96%	2,913	82
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Bain 2016-2	2016	RF Q3-19 / RF Q1 -21 / Called Q1-22	0.0	0.0	$0	$27	$0	$27	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Taconic Park	2016	Called Q1-22	0.0	0.0	$0	$1,248	$0	$1,248	NM	N/A	N/A	N/A	N/A	N/A	N/A
First Eagle Wind River 2016-1	2016	RF Q3-18 / Called Q1-22	0.0	0.0	$0	$1,452	$0	$1,421	NM	N/A	N/A	N/A	N/A	N/A	N/A
Steele Creek 2015-1	2015	RS Q2-17 / RF Q1-21 / Called Q1-22	0.0	0.0	$0	$52	$0	$52	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.6**	**3.0**	**$28,893**	**$33,583**	**$27,328**	**$10,649**		**6.11%**	**4.12%**	**1.15%**	**3.63%**	**2,900**	**80**
Positions no longer held as of December 31, 2022					**$0**	**$2**	**$0**	**$0**							
Total including positions no longer held as of December 31, 2022					**$28,893**	**$33,585**	**$27,328**	**$10,649**							

1. The portfolio level data contained herein is derived from the Company's 2022 Annual Report and interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of December 31, 2022, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.

ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield



The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of December 31, 2022)	Effective Yield as of September 30, 2022	Effective Yield as of December 31, 2022	Change in Effective Yield
Anchorage Credit Funding 12	13.64%	15.77%	2.13%
Anchorage Credit Funding 13	10.15%	13.57%	3.42%
Ares XXXIV	18.67%	21.45%	2.78%
Ares XLI	17.04%	18.22%	1.18%
Ares XLIII	15.24%	16.12%	0.89%
Ares XLIV	14.36%	16.93%	2.57%
Ares XLVII	20.65%	20.04%	-0.61%
Ares LI	18.90%	20.15%	1.25%
Ares LVIII	18.04%	18.67%	0.63%
Bain 2021-1	18.35%	17.35%	-1.00%
Bardin Hill 2021-2	21.54%	22.62%	1.07%
Barings 2018-1	12.16%	11.97%	-0.19%
Barings 2019-I	18.70%	19.87%	1.17%
Barings 2019-II	19.20%	20.97%	1.77%
Barings 2020-I	35.17%	35.07%	-0.10%
Barings 2021-II	21.35%	21.78%	0.43%
Barings 2021-III	18.47%	18.66%	0.19%
Barings 2022-I	25.45%	25.11%	-0.34%
Barings 2022-II	32.08%	33.74%	1.66%
Blackstone Basswood Park	14.69%	13.86%	-0.84%
Blackstone Bear Mountain Park	14.22%	15.25%	1.02%
Blackstone Bethpage Park	19.78%	18.07%	-1.71%
Blackstone Bristol Park	0.00%	0.00%	
Blackstone Dewolf Park	8.94%	0.00%	-8.94%
Blackstone Whetstone Park	17.96%	18.08%	0.13%
BlueBay AM Euro II	13.88%	12.92%	-0.96%
BlueMountain 2013-2	2.37%	0.00%	-2.37%
BlueMountain 2018-I	41.16%	31.25%	-9.91%
BlueMountain XXIII	17.12%	14.34%	-2.78%
BlueMountain XXIV	29.81%	29.52%	-0.29%
BlueMountain XXV	27.10%	26.16%	-0.94%
Brigade Battalion IX	13.41%	9.39%	-4.02%
Brigade Battalion XVIII	39.03%	36.56%	-2.47%
Brigade Battalion XIX	26.69%	26.71%	0.02%
Brigade Battalion XXIII	20.83%	25.32%	4.49%
Carlyle GMS 2014-5	15.39%	9.62%	-5.77%
Carlyle GMS 2017-4	7.32%	2.30%	-5.03%
Carlyle GMS 2018-1	16.05%	12.27%	-3.78%
Carlyle GMS 2018-4	13.84%	13.40%	-0.44%
Carlyle GMS 2019-4	23.06%	23.11%	0.05%
Carlyle GMS 2021-1	24.14%	24.42%	0.28%
Carlyle GMS 2021-4	16.08%	16.54%	0.46%
Carlyle GMS 2021-7	20.80%	21.14%	0.34%
Carlyle GMS 2022-1	20.26%	22.00%	1.75%
CIFC Funding 2013-II	10.14%	0.00%	-10.14%
CIFC Funding 2014	6.55%	0.00%	-6.55%
CIFC Funding 2014-III	6.66%	1.93%	-4.73%
CIFC Funding 2014-IV	13.48%	14.28%	0.80%
CIFC Funding 2015-III	0.00%	0.00%	
CIFC Funding 2019-III	18.60%	19.57%	0.97%
CIFC Funding 2019-IV	17.87%	18.21%	0.34%
CIFC Funding 2020-I	32.35%	33.17%	0.82%
CIFC Funding 2020-IV	21.22%	21.41%	0.18%
CIFC Funding 2021-III	19.87%	20.43%	0.56%
CIFC Funding 2021-VI	20.66%	20.94%	0.28%
CIFC Funding 2022-I	20.29%	20.44%	0.15%
CIFC Funding 2022-VI	18.35%	19.02%	0.67%
CSAM Madison Park XXI	22.48%	24.84%	2.36%
CSAM Madison Park XXII	15.86%	18.69%	2.83%
CSAM Madison Park XXXIV	22.96%	24.68%	1.72%
CSAM Madison Park XL	12.90%	12.29%	-0.61%
CSAM Madison Park XLIV	17.25%	19.69%	2.44%
CSAM Madison Park XLVII	17.54%	19.15%	1.62%
Cutwater 2015-I	0.00%	0.00%	
Eaton Vance 2015-1	19.20%	8.37%	-10.83%
Eaton Vance 2020-2	20.42%	20.74%	0.32%
First Eagle Lake Shore MM I	26.04%	28.45%	2.41%

CLO Equity Holdings (as of December 31, 2022)	Effective Yield as of September 30, 2022	Effective Yield as of December 31, 2022	Change in Effective Yield
First Eagle Wind River 2013-2	3.98%	0.00%	-3.98%
First Eagle Wind River 2014-1	3.53%	0.00%	-3.53%
First Eagle Wind River 2014-3	7.60%	2.17%	-5.43%
First Eagle Wind River 2017-1	18.45%	18.98%	0.53%
First Eagle Wind River 2017-3	17.03%	16.88%	-0.15%
First Eagle Wind River 2018-1	17.48%	14.92%	-2.56%
First Eagle Wind River 2019-2	25.83%	25.57%	-0.26%
First Eagle Wind River 2022-2	22.93%	27.00%	4.07%
Generate 9	18.89%	20.61%	1.72%
Greywolf CLO IV	18.02%	20.30%	2.27%
HarbourView VII	0.00%	0.00%	
KKR 36	20.20%	21.08%	0.87%
Marathon VI	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	0.00%	0.00%	
Marathon X	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
Marathon XII	0.00%	0.00%	
MJX Venture 41	21.66%	23.75%	2.09%
Muzinich 1988 CLO 1	7.60%	6.99%	-0.61%
OCP Euro CLO 2019-3	14.02%	15.71%	1.69%
Octagon 26	20.76%	17.50%	-3.26%
Octagon 27	18.38%	17.65%	-0.73%
Octagon 29	13.04%	12.29%	-0.75%
Octagon 37	12.33%	9.59%	-2.74%
Octagon 44	20.11%	19.11%	-1.00%
Octagon 46	37.09%	36.76%	-0.33%
Octagon 48	17.23%	18.06%	0.83%
Octagon 50	26.63%	26.83%	0.20%
Octagon 51	18.09%	17.26%	-0.83%
Octagon 55	17.22%	16.08%	-1.14%
Octagon 58	18.48%	22.61%	4.13%
Octagon XIV	0.00%	0.00%	
OFSI BSL VIII	0.00%	0.00%	
Prudential Dryden 53	15.05%	6.13%	-8.92%
Prudential Dryden 64	32.53%	28.04%	-4.49%
Prudential Dryden 66 Euro	5.34%	0.00%	-5.34%
Prudential Dryden 68	17.99%	17.62%	-0.37%
Prudential Dryden 78	16.58%	16.94%	0.36%
Prudential Dryden 85	25.97%	26.13%	0.16%
Prudential Dryden 88 Euro	14.57%	11.04%	-3.53%
Prudential Dryden 94	19.90%	21.28%	1.38%
Regatta VII	12.62%	11.81%	-0.80%
Regatta VII R1A Fee Note	54.40%	54.09%	-0.31%
Regatta VII R2 Fee Note	102.98%	102.56%	-0.42%
Regatta XX	19.69%	19.51%	-0.18%
Regatta XXI	18.48%	18.46%	-0.02%
Rockford Tower 2019-1	20.15%	19.70%	-0.46%
Rockford Tower 2021-3	18.25%	17.13%	-1.12%
Steele Creek CLO 2018-1	12.29%	8.62%	-3.67%
Steele Creek CLO 2019-1	14.94%	13.98%	-0.96%
Zais 3	6.40%	14.01%	7.62%
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Zais 8	0.00%	0.00%	
Zais 9	8.37%	12.02%	3.65%
Weighted Average	**16.29%**	**16.23%**	
Called CLO Equity Holdings[2]			
ALM VIII Preferred Shares	0.00%	0.00%	
Bain 2016-2	0.00%	0.00%	
Blackstone Taconic Park	0.00%	0.00%	
First Eagle Wind River 2016-1	0.00%	0.00%	
Steele Creek CLO 2015-1	0.00%	0.00%	
Weighted Average	**16.22%[3]**	**16.17%[4]**	

1. Source: Consolidated Schedule of Investments of the Company's September 30, 2022 unaudited financial statements and 2022 Annual Report.
2. These CLOs were called and final equity payments were pending as of the last day of the quarter.
3. Weighted average effective yield of CLO Equity investments held as of September 30, 2022 (inclusive of securities sold during Q4 2022 and not reflected in this schedule) was 16.16%.
4. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q4 2022 is 16.17%.

ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics



EAGLE POINT
CREDIT COMPANY

As of December 31, 2022, ECC's portfolio was invested across 167 CLO investments

Summary of ECC's Portfolio of Investments[1]



Cash 7.9%
Other 4.8%
Loan Accumulation Facilities 3.6%
CLO Debt 7.6%
CLO Equity 76.1%

Cash: $56.8 million

Summary of Underlying Portfolio Characteristics[2]

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Number of Unique Underlying Loan Obligors	1,868	1,864	1,862	1,852	1,829
Largest Exposure to an Individual Obligor	0.93%	0.84%	0.83%	0.78%	0.78%
Average Individual Loan Obligor Exposure	0.05%	0.05%	0.05%	0.05%	0.05%
Top 10 Loan Obligors Exposure	6.16%	5.79%	5.71%	5.62%	5.71%
Currency: USD Exposure	98.53%	98.65%	98.46%	98.38%	98.44%
Aggregate Indirect Exposure to Senior Secured Loans[3]	96.88%	93.94%	93.91%	95.96%	97.35%
Weighted Average Junior Overcollateralization (OC) Cushion	4.12%	4.24%	4.20%	4.68%	3.89%
Weighted Average Market Value of Loan Collateral	92.14%	91.41%	91.72%	97.33%	98.34%
Weighted Average Stated Loan Spread	3.63%	3.63%	3.60%	3.58%	3.55%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.6 years	4.7 years	4.8 years	4.9 years	4.9 years
Weighted Average Remaining CLO Reinvestment Period	3.0 years	3.2 years	3.3 years	3.1 years	3.0 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of December 31, 2022.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs and related investments.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

Obligor and Industry Exposures


EAGLE POINT
CREDIT COMPANY

As of December 31, 2022, ECC has exposure to 1,868 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total
Cablevision	0.9%
Mcafee	0.8%
Asurion	0.7%
Numericable	0.6%
Transdigm	0.6%
Athenahealth	0.5%
American Airlines	0.5%
Univision Communications	0.5%
Medline Industries	0.5%
Blackstone Mortgage Trust	0.5%
Total	**6.2%**

Top 10 Industries of Underlying Obligors[1,2]	% Total
Technology	10.8%
Health Care	9.5%
Publishing	7.5%
Financial Intermediaries	5.7%
Diversified/Conglomerate Service	4.9%
Lodging & Casinos	4.6%
Telecommunications	4.4%
Commercial Services & Supplies	4.3%
Building & Development	4.2%
Technology: Hardware & Equipment	3.7%
Total	**59.6%**

Note: Amounts shown are rounded and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2022 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 4.0%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.



Maturity Distribution of Underlying Obligors



EAGLE POINT
CREDIT COMPANY

Maturity Distribution of Underlying Obligors[1]

% of Fund Exposure
40%
30%
20%
10%
0%
Prior to 2025, only 5.4% of ECC's underlying loan portfolio matures
0.7%
4.7%
14.4%
15.9%
17.4%
34.1%
12.7%
2023
2024
2025
2026
2027
2028
2029+
Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of December 31, 2022 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to December 2022 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, December 2022 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of December 31, 2022 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA


EAGLE POINT
CREDIT COMPANY



SELECTED MARKET DATA

Credit Fundamentals


EAGLE POINT
CREDIT COMPANY

Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]


4.8x
5.0x
4.7x
4.7x
5.0x
4.8x
4.9x
4.9x
5.3x
5.4x
5.5x
5.1x
5.0x
5.3x
4.8x
5.3x
5.9x
5.2x
5.0x
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
3Q22
Leverage

Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]


3.5x
3.4x
3.2x
3.2x
3.1x
3.5x
4.0x
4.1x
3.8x
4.1x
4.5x
4.8x
4.5x
4.8x
5.1x
4.6x
4.8x
5.8x
6.0x
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
3Q22
Interest Coverage

Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]

4.3x 4.3x 4.4x 4.9x 3.7x 4.1x 3.9x 4.4x 4.6x 4.7x 5.3x 4.7x 5.0x 5.0x 5.2x 5.2x 5.1x 5.3x 5.5x

2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 3Q22

FLD/EBITDA SLD/EBITDA Other Sr Debt/EBITDA Sub Debt/EBITDA

Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]


4.0x
3.5x
3.0x
2.9x
3.8x
3.9x
4.1x
3.9x
3.8x
4.1x
4.1x
4.2x
3.8x
4.0x
3.6x
3.4x
4.0x
4.1x
3.3x
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
3Q22
EBITDA-Capex/Cash Interest
EBITDA/Cash Interest

Source: Pitchbook LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2022, this included approximately $190.0 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA

Credit Fundamentals



EAGLE POINT
CREDIT COMPANY

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

Quarter	Revenue Growth % (YoY)
3Q10	14.5%
4Q10	13.7%
1Q11	21.0%
2Q11	18.0%
3Q11	14.0%
4Q11	14.0%
1Q12	12.0%
2Q12	9.1%
3Q12	9.9%
4Q12	8.9%
1Q13	10.5%
2Q13	9.3%
3Q13	11.0%
4Q13	13.5%
1Q14	16.3%
2Q14	12.4%
3Q14	12.5%
4Q14	13.6%
1Q15	10.3%
2Q15	6.3%
3Q15	3.9%
4Q15	5.4%
1Q16	4.8%
2Q16	7.2%
3Q16	8.5%
4Q16	6.2%
1Q17	8.7%
2Q17	10.0%
3Q17	9.4%
4Q17	9.6%
1Q18	11.8%
2Q18	13.6%
3Q18	11.0%
4Q18	9.3%
1Q19	6.1%
2Q19	4.5%
3Q19	5.7%
4Q19	4.2%
1Q20	0.9%
2Q20	(13.1%)
3Q20	(2.6%)
4Q20	2.7%
Q121	12.5%
2Q21	27.2%
3Q21	18.0%
4Q21	16.7%
1Q22	18.2%
2Q22	15.4%
3Q22	15.1%

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Quarter	EBITDA Growth % (YoY)
3Q10	24.5%
4Q10	20.2%
1Q11	19.6%
2Q11	17.0%
3Q11	14.8%
4Q11	9.6%
1Q12	12.8%
2Q12	12.2%
3Q12	9.3%
4Q12	8.3%
1Q13	6.8%
2Q13	6.1%
3Q13	6.8%
4Q13	8.8%
1Q14	7.1%
2Q14	8.8%
3Q14	9.5%
4Q14	10.2%
1Q15	5.8%
2Q15	7.1%
3Q15	6.2%
4Q15	7.0%
1Q16	7.1%
2Q16	5.8%
3Q16	4.3%
4Q16	5.2%
1Q17	(1.3%)
2Q17	4.7%
3Q17	5.8%
4Q17	4.7%
1Q18	9.3%
2Q18	12.1%
3Q18	13.3%
4Q18	9.5%
1Q19	2.7%
2Q19	1.7%
3Q19	2.5%
4Q19	0.0%
1Q20	(9.5%)
2Q20	(22.7%)
3Q20	(1.5%)
4Q20	4.9%
1Q21	15.7%
2Q21	20.9%
3Q21	13.1%
4Q21	7.8%
1Q22	15.0%
2Q22	11.2%
3Q22	14.0%

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of September 30, 2022, this included approximately $190.0 billion of outstanding loans.


EAGLE POINT
CREDIT COMPANY

Liquidity Considerations

- Secondary trading is conducted through BWICs (“Bids Wanted in Competition”) and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4

There was over $140 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of December 31, 2022.

COMPANY INFORMATION




EAGLE POINT
CREDIT COMPANY

Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510